

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 02, 2014

<u>Via E-Mail</u>
Gregory Galanis
Chief Executive Officer
Stream Flow Media, Inc.
16019 Raptor Ct.
Charlotte, NC 28278

> **Re: Stream Flow Media, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 22, 2014**
> **File No. 333-194482**

Dear Mr. Galanis:

   We have reviewed your amended registration statement and response letter dated April 21, 2014, and have the following comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated April 7, 2014.

<u>General</u>

1.   We note your response to prior comment 2. Please provide us a more detailed analysis as to why you believe you are not a shell company. Note that the definition of a shell company does not turn on management's business experience or the company's active pursuit of a business plan, but rather on the nature and size of your business operations and assets. Since you are dependent upon the funds to be raised in this offering to advance your business and currently have nominal cash assets, it appears that you are a shell company as defined in Rule 405 of Regulation C under the Securities Act.

2.   You state that Ms. Epperly has disclaimed ownership of the shares owned by Mr. Galanis. To the extent that you retain this disclaimer, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are appropriate in the context of Item 509 of Regulation S-K.

3.   We note that the Form 8-K filed by Sweet Spot Games on March 4, 2011, included the following disclosure: "[t]he founder of the company, Gregory Galanis, approached many companies throughout Canada and the United States that would be in the market to provide the company with the opportunity to develop a game for them, although those efforts did not materialize into any revenues. The company has essentially determined that there are a significant number of companies that provide such services, and that the level of marketing dollars required to gain a foothold in the online gaming business far exceeded the company's ability to be a going concern and generate any level of

substantial revenues." If this information is still accurate, it would appear to be material to your current offering. In particular, this information would appear to provide meaningful information regarding the state of competition and the level of marketing expenses necessary to develop your business. Please revise your disclosure as appropriate.

Prospectus Summary, page 5

4.   Please revise your disclosures to clearly and unequivocally state who owns the intellectual property developed by your founders, and file any agreements reflecting assignments of intellectual property.

Legal Proceedings, page 51

5.   We note your revised disclosure; however, we are unable to unable to locate disclosure pertaining to your promoters' involvement in legal proceedings. Please revise to provide the disclosure required by Item 401(f) of Regulation S-K for your promoters.

Exhibits and Financial Statement Schedules, page II-2

6.   We note your response to prior comment 28; however we are unable to locate the auditor's consent you reference in your response. Please advise.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853, or in his absence me at (202) 551-3456, with any other questions. If you require further assistance, please contact Barbara C. Jacobs at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney